SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ______________


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                            NTN Communications, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.005 per share
                         (Title of Class of Securities)

                                    629410309
                                 (CUSIP Number)

                             George L. Mahoney, Esq.
                               Media General, Inc.
               333 East Franklin Street, Richmond, Virginia 23219
                                 (804) 649-6000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 28, 2005
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act.

                                 SCHEDULE 13D/A



--------------------------------------- ----------- --------------------------
CUSIP No. 629410309                                                Page 2 of 8
--------------------------------------- ----------- --------------------------

------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSON; I.R.S. IDENTIFICATION NO. OF PERSON Media General, Inc.; IRS ID No. 54-0850433
------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) _____
           (b) _____  Not applicable.
------------------------------------------------------------------------------

3          SEC USE ONLY
------------------------------------------------------------------------------

4          SOURCE OF FUNDS
           WC/OO     (See Item 3)
------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
           __ Not Applicable
------------------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Commonwealth of Virginia
------------------------------------------------------------------------------
NUMBER OF             7   SOLE VOTING RIGHTS                3,270,667
SHARES                --------------------------------------------------------
BENEFICIALLY          8   SHARED VOTING POWER                       0
OWNED BY              --------------------------------------------------------
EACH                  9   SOLE DISPOSITIVE POWER            3,270,667
REPORTING             --------------------------------------------------------
PERSON WITH           10  SHARED DISPOSITIVE POWER                  0
------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,287,810
------------------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           _______
------------------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  6.1% [1]
------------------------------------------------------------------------------

14         TYPE OF REPORTING PERSON        CO
------------------------------------------------------------------------------














____________________________
[1] Based on 53,373,000 shares of common stock outstanding as of May 6, 2005, as reported on the facing page of the Form 10-Q of NTN Communications, Inc. for the quarter ended March 31, 2005.

Item 1.      Security and Issuer.

     This Schedule 13D/A constitutes Amendment No. 2 (this "Amendment") to the statement on Schedule 13D filed May 20, 2003 (the "Initial Statement"), relating to shares of common stock, par value $.005 per share (the "Common Stock"), of NTN Communications, Inc., a Delaware corporation (the "Company"), with its principal executive office located at 5966 La Place Court, Carlsbad, California 92008. The Initial Statement was amended by Amendment No. 1 to the Initial Statement ("Amendment No. 1"), as filed February 3, 2004. The summary descriptions contained or incorporated by reference in this Amendment of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits to the Initial Statement or Amendment No. 1, as the case may be. This Amendment amends and restates the Initial Statement and Amendment No. 1 in their entirety.

Item 2.      Identity and Background.

     This Amendment is being filed by Media General, Inc., a Virginia corporation ("Media General"), with its principal office and business address located at 333 East Franklin Street, Richmond, Virginia 23219. Media General's principal businesses are newspaper publishing, television broadcasting and interactive media.

 On April 28, 2005, at the annual meeting of stockholders, Media General stockholders elected nine directors to serve until the next annual meeting of stockholders. In addition, effective as of July 1, 2005, J. Stewart Bryan, Media General's Chairman and Chief Executive Officer stepped down as Media General's Chief Executive Officer. Mr. Bryan will continue to serve as the Chairman of Media General's Board of Directors. Marshall N. Morton, formerly Media General's Vice Chairman and Chief Financial Officer, succeeded Mr. Bryan as Chief Executive Officer and assumed the title of President. Also on July 1, 2005, John
A. Schauss, formerly, Media General's treasurer, became Vice President-Finance and Chief Financial Officer of Media General, and O. Reid Ashe assumed the title of Executive Vice President in addition to his role as Media General's Chief Operating Officer. The following information concerning the executive officers and directors of Media General is set forth on Exhibit 99.1 attached hereto, which is incorporated herein by reference:

        (i)      name;

        (ii)     residence or business address; and

        (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     During the last five years, to the best knowledge of the person filing this Amendment, none of Media General or any of the individuals listed on Exhibit
99.1 have been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors) or have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     To the best knowledge of the person filing this Amendment, all of the individuals listed on Exhibit 99.1 are citizens of the United States of America.




Item 3.      Source and Amount of Funds or Other Consideration.

     Item 4 of the cover page hereto is incorporated herein by reference.
On May 7, 2003, Media General acquired 2 million shares of restricted Common Stock for $3 million in cash pursuant to the terms of the Purchase Agreement described in Item 6 below (the "Investment Transaction"). Pursuant to the terms of the Licensing Agreement described in Item 6 below, on May 7, 2003, Media General received 666,667 shares of restricted Common Stock as payment for a license fee for granting a five (5) year license to Buzztime Entertainment, Inc., a Delaware corporation and wholly-owned subsidiary of the Company ("Buzztime"), of certain technology owned by Media General (the "License Transaction"). On January 30, 2004, Media General acquired 564,000 shares of Common Stock in a registered public offering by the Company for $2 million in cash. In addition, Media General has received options to acquire 40,000 shares of Common Stock issued for the service of Neal F. Fondren, an employee of Media General, as a director of the Company, and as a result of Mr. Fondren being reelected to the Company's Board of Directors at its annual meeting of stockholders held on June 10, 2005 (the "2005 Company Meeting"), Media General expects to receive additional options to acquire 20,000 shares of Common Stock. See Item 6 for more information.

Item 4.      Purpose of Transaction.

     Media General's purpose in acquiring the Common Stock was to make strategic investments in the Company, an interactive game content developer and distributor. Except as otherwise set forth in this Amendment, none of Media General or, to the best knowledge of the person filing this Amendment, any of the individuals listed on Exhibit 99.1, have a present plan or proposal that relates to or would result in any of the actions or changes specified in clauses
(a) through (j) of Item 4 of the General Instructions to Schedule 13D. However, each of Media General and the individuals listed on Exhibit 99.1 reserves the right to propose or participate in future transactions which may result in one or more of such actions or changes. Item 6 below is incorporated herein by reference.

Item 5.      Interest in Securities of the Issuer.

             (a) See Items 11 and 13 of the cover page hereto, which are incorporated herein by reference, for the aggregate number of shares and percentage of the Common Stock beneficially owned by Media General. See
Exhibit 99.1, which is incorporated herein by reference, for the aggregate number of shares of Common Stock beneficially owned by Neal F. Fondren, which represent less than 1% of the outstanding Common Stock.

             (b) See Items 7 and 9 of the cover page hereto, which are incorporated herein by reference, for the number of shares as to which Media General has the sole power to vote or direct the vote, and to dispose or to direct the disposition. See Exhibit 99.1, which is incorporated herein by reference, for the number of shares as to which Neal F. Fondren has the sole power to vote or direct the vote, and to dispose or to direct the disposition.

             (c) No transactions in Common Stock have been effected during the past 60 days by Media General or Neal F. Fondren.

             (d) There is no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Media General or Neal F. Fondren.

             (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

   On May 5, 2003, Media General, the Company and Buzztime entered into a definitive Securities Purchase Agreement, providing for the purchase by Media General of restricted Common Stock as described in Item 3 above (which description in Item 3 is incorporated herein by reference). The Securities Purchase Agreement required the parties to enter into the NTN Investor Rights Agreement and the Buzztime Investor Rights Agreement described below as a condition to closing the transactions contemplated thereunder.

   Pursuant to the NTN Investor Rights Agreement dated May 7, 2003, Media General has preemptive rights to purchase up to its pro rata share of certain issuances of Common Stock and securities convertible into Common Stock. These preemptive rights terminate in the event that Media General's holdings of Common Stock decline below specified thresholds.

   Effective as of the closing of the Investment Transaction, the Company appointed Neal F. Fondren to its Board of Directors as Media General's designee on the Company's Board of Directors. In addition to this initial appointment, the Company agreed to use its best efforts to cause and maintain the election to its Board of Directors of an individual designated by Media General and approved by the Company, so long as Media General maintains certain minimum holdings of Common Stock. In certain circumstances, including in the event Media General's designee is not elected to the Board of Directors, a Media General designee is entitled to attend meetings of the Board of Directors as a non-voting observer.

   The Company is also obligated to register Media General's shares of Common Stock, including shares acquired in the future in connection with the Investment Transaction and the License Transaction, for resale in compliance with applicable securities laws. These registration rights terminate on May 7, 2007, or earlier in certain circumstances. On May 21, 2003, the Company filed a registration statement on Form S-3 relating to the resale by Media General and certain other selling securityholders, and as a result, 2,666,667 of Media General's shares are registered for resale under a prospectus dated June 6, 2003.

   In connection with the Investment Transaction, Media General received warrants to purchase on or before May 7, 2007 up to 500,000 shares of Buzztime's common stock at an exercise price of $3.46 per share (subject to adjustment) pursuant to the Common Stock Purchase Warrant executed by Buzztime on May 7, 2003. Under the Buzztime Investor Rights Agreement dated May 7, 2003, Media General has the right to exchange each share of its Buzztime common stock acquired pursuant to the Common Stock Purchase Warrant or the Licensing Agreement (as described more fully below) for two shares of Common Stock (subject to adjustment in specified circumstances) upon the occurrence of certain events, including the second and fourth anniversary dates of the Buzztime Investor Rights Agreement, a sale of the Company, and the bankruptcy of Buzztime. Media General may exercise this exchange option no more than twice. In the event of a sale of the Company, the Company has the right to require Media General to exchange each share of its Buzztime common stock acquired under the Warrant and Licensing Agreement for two shares of Common Stock.

   Under certain circumstances (including the bankruptcy of Buzztime), Media General also has the right to exchange its Warrant for warrants to purchase a number of shares of Common Stock equal to twice the number of shares of Buzztime common stock issuable upon exercise of the Warrant for the same aggregate exercise price (subject to adjustment).

   The exchange rights provided in the Buzztime Investor Rights Agreement terminate on May 7, 2007, or earlier upon the occurrence of certain specified events. The Buzztime Investor Rights Agreement also contains provisions regarding preemptive, tag along, drag along and registration rights, but these provisions apply only to Buzztime securities.

   Pursuant to the Licensing Agreement dated May 7, 2003, Media General licensed certain technology to Buzztime for a five-year term and license fee, which was paid by issuing 666,667 shares of restricted Common Stock to Media General. The Company, Media General, Buzztime and Neal F. Fondren entered into an amendment to the Licensing Agreement effective as of September 30, 2003. Under the amended Licensing Agreement, if Buzztime meets specified performance targets during the initial term, Buzztime has the option to renew the license on an exclusive basis for an additional five-year term; if Buzztime does not meet such targets, however, it may only renew the license for an additional five years on a non-exclusive basis. Additionally, the fee to renew the license was increased to $150,000, which Media General can elect to accept in shares of either Common Stock or Buzztime common stock with an aggregate value of $150,000 (based on the 20-day average trading price) if the Buzztime common stock is then publicly traded. The Company also agreed to pay directly to Media General compensation , including options to purchase Common Stock, that Neal F. Fondren otherwise is entitled to receive for serving as a member of the Company's Board of Directors or a committee of such board. As disclosed in Item 3, Media General has received options to acquire 40,000 shares of Common Stock issued for such services. According the Company's proxy statement for the 2005 Company Meeting, the Company grants all directors options to acquire 20,000 shares of Common Stock on the date of commencement of a director's term of service and 20,000 each year a director continues to serve or is reelected at the Company's annual meeting. All such options, including those issued to Media General, have an exercise price of the closing market price on the date of grant, vest 1/12 each month and expire on the earlier of ten years from the date of grant or two years from the date a director ceases to serve on the Company's Board of Directors. Mr. Fondren was reelected as a director of the Company at the 2005 Company Meeting. As a result, Media General anticipates that the Company will issue options to Media General to acquire an additional 20,000 shares Common Stock.

   Except as may be otherwise described or incorporated by reference herein, to the best knowledge of the person filing this Amendment, none of the individuals listed on Exhibit 99.1 are parties to any contract, arrangement, understanding or relationship with Media General, any other individual listed on Exhibit 99.1 or any other person, in each case, with respect to any securities of the Company.


Item 7.      Material to be Filed as Exhibits.

Exhibit No.      Title of Exhibit

2.1 Securities Purchase Agreement dated May 5, 2003 by and among Media General, the Company and Buzztime (incorporated by reference to Exhibit 2.1 filed with the Initial Statement).

4.1 NTN Investor Rights Agreement dated May 7, 2003 between the Company and Media General (incorporated by reference to Exhibit 4.1 filed with the Initial Statement).

4.2 Common Stock Purchase Warrant dated May 7, 2003 by Buzztime (incorporated by reference to Exhibit 4.2 filed with the Initial Statement).

4.3 Buzztime Investor Rights Agreement dated May 7, 2003 by and among Media General, Buzztime and the Company (incorporated by reference to Exhibit 4.3 filed with the Initial Statement).

10.1 Amendment No. 1 to Licensing Agreement and Letter Agreement dated as of September 30, 2003 by and among Media General, the Company, Buzztime and Neal F. Fondren (incorporated by reference to Exhibit 10.1 filed with Amendment No. 1).

99.1             Executive Officers and Directors of Media General.

                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            MEDIA GENERAL, INC.



                                            By:   /s/George L. Mahoney
                                            -----------------------------------
Date: July 28, 2005                         Name: George L. Mahoney
                                            Title:General Counsel & Secretary

                                                                    Exhibit 99.1


                 Executive Officers & Directors of Media General




----------------------------------------------------------------------------------------------------------------------
        Name                Residence or Business               Present                    NTN Common
                                   Address                 Employment/Employe            Stock Holdings
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
Directors of Media
     General
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
J. Stewart Bryan III [a]    333 East Franklin Street      Chairman of the Board of  Media       None
                            Richmond, Virginia 23219      General
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
Marshall N. Morton          333 East Franklin Street      President and Chief Executive         None
                            Richmond, Virginia 23219      Officer of Media General
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
O. Reid Ashe, Jr.           333 East Franklin Street      Executive Vice President and Chief    None
                            Richmond, Virginia 23219      Operating Officer of Media General
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
Diana F. Cantor             333 East Franklin Street      Director of Media General;            None
                            Richmond, Virginia 23219      Executive Director of the Virginia
                                                          College Savings Plan, an
                                                          independent agency of the
                                                          Commonwealth of Virginia
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
Charles A. Davis            20 Horseneck Lane             Director of Media General;            None
                            Greenwich, Connecticut        Chairman, President and Chief
                            06830-6327                    Executive Officer of Stone Point
                                                          Capital LLC
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
C. Boyden Gray, Esq.        2445 M Street, N.W.           Director of Media General; Partner,   None
                            Washington, D.C. 20037        Wilmer, Cutler & Pickering LLP
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
Thompson L. Rankin          101 E. Kennedy Boulevard      Director of Media General; retired    None
                            Suite 3460 Tampa, Florida     President and Chief Executive
                            33602                         Officer of Lykes Bros., Inc.
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
Walter E. Williams          George Mason University       Director of Media General; Faculty    None
                            4400 University Drive         member at George Mason University,
                            Fairfax, Virginia 22030-4444  Fairfax, Virginia; author,
                                                          columnist, radio and television
                                                          commentator
--------------------------- ----------------------------- ------------------------------------- ----------------------




_____________________________
[a] Identified in Media General's definitive proxy statement for the 2005
Annual Meeting of Stockholders ("Proxy Statement") as beneficially owning
461,468 shares, or 83.0%, of Media General's outstanding Class B Common
Stock (the "Class B Common Stock").  Mr. Bryan has sole voting and dispositive power as to such shares unless otherwise noted below.  Media
General's Articles of Incorporation provide for the holders of Media General's
Class A Common Stock (the "Class A Common Stock") voting separately and as a class to elect 30% of the Board of Directors of Media General (or the nearest whole number if such percentage is not a whole number) and for the holders of the Class B Common Stock to elect the balance.  The By-laws of Media General provide that in the election of each class of directors, those receiving the greatest number of votes of each class of stockholders entitled to vote for such directors shall be elected.  The shares of Class B Common Stock identified for Mr. Bryan above include 373,000 shares held by the D. Tennant
Bryan Media Trust ("Media Trust"), of which Mr. Bryan serves as sole trustee.
Mr. Bryan and the Media Trust constitute a group for certain purposes.



--------------------------- ----------------------------- ------------------------------------- ----------------------
Coleman Wortham III         333 East Franklin Street      Director of Media General;            None
                            Richmond, Virginia 23219      President and Chief Executive
                                                          Officer of Davenport & Company LLC,
                                                          a Richmond, Virginia, investment
                                                          banking firm
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
Other Executive Officers
of  Media General [b]
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
Stephen Y. Dickinson        333 East Franklin Street      Controller                            None
                            Richmond, Virginia 23219
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
Neal F. Fondren             333 East Franklin Street      Vice President, President of          1320 shares [c]
                            Richmond, Virginia 23219      Interactive Media Division
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
George L. Mahoney           333 East Franklin Street      General Counsel, Secretary            None
                            Richmond, Virginia 23219
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
Lou Anne J. Nabhan          333 East Franklin Street      Vice President, Corporate             None
                            Richmond, Virginia 23219      Communications
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
John A. Schauss             333 East Franklin Street      Vice President-Finance and Chief      None
                            Richmond, Virginia 23219      Financial Officer of Media General
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
H. Graham Woodlief, Jr.     333 East Franklin Street      Vice President, President of          None
                            Richmond, Virginia 23219      Publishing Division
--------------------------- ----------------------------- ------------------------------------- ----------------------
--------------------------- ----------------------------- ------------------------------------- ----------------------
James A. Zimmerman          333 East Franklin Street      Vice President, President of          None
                            Richmond, Virginia 23219      Broadcast Division
--------------------------- ----------------------------- ------------------------------------- ----------------------





_________________________
[b] Includes only executive officers reported in the Annual Report of Media General, Inc.
on Form 10-K for the fiscal year ended December 26, 2004.  Executive officers also serving as directors are listed only under the "Directors of Media General" heading.

[c] Includes 500 shares held in a custodial account for Mr. Fondren's son with Mr. Fondren as custodian.  Mr. Fondren has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, all of such shares, which were acquired in March 2002.
